UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Promotora de Informaciones, S.A.

(Name of Issuer)

Class A ordinary shares, par value €0.10 per share American Depositary Shares, each representing four (4) Class A ordinary shares, par value €0.10 per share evidenced by American Depositary Receipts

(Title of Class of Securities)

E82880126 (Ordinary Shares) 74343G204 (American Depositary Shares)

(CUSIP Number)

Martin E. Franklin 555 Theodore Fremd Avenue, Suite B-302 Rye, New York 10580 (914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,489,029*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 30,489,029*
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,489,029*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends the initial Statement of Beneficial Ownership on Schedule 13D/A originally filed with the U.S. Securities and Exchange Commission on December 9, 2010 (as amended by Amendment No. 1 filed on March 1, 2011, the “Statement”) by Marlin Equities II, LLC, a Delaware limited liability company (“Marlin Equities”), and Martin E. Franklin with respect to the Class A Ordinary Shares (the “Class A Shares”) of Promotora de Informaciones, S.A., a Spanish sociedad anónima (the “Issuer”), including shares represented by the Issuer’s American Depositary Shares (the “ADSs”). The principal executive offices of the Issuer are located at Gran Vía, 32, 28013 Madrid, Spain. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Statement.

Item 2.	Identity and Background.

Paragraphs (a) - (c) of Item 2 of the Statement are hereby amended and restated in their entirety as follows:

(a) - (c) This Statement is being filed by Martin E. Franklin (the “Reporting Person”). The Reporting Person’s principal employment is Executive Chairman of Jarden Corporation. The business address and principal office of the Reporting Person is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by (i) deleting the last two sentences of the fifth paragraph in the Statement and (ii) the addition of the following paragraph:

In order to facilitate the re-financing of certain indebtedness of the Issuer (“Refinancing”), Timón, S.A. (“Timón”), Promotora de Publicaciones, S.L. (“Propu”), Asgard Inversiones, S.L.U. (“Asgard”, and together with Timón and Propu, collectively, “Grupo Timón”), Berggruen Acquisition Holdings, S.a.r.l. (“BAH”) and the Reporting Person (together with BAH, the “Investors”) made certain contributions to Otnas Inversiones, S.L. (“Otnas”), a Spanish company. Grupo Timón and the Investors contributed through Otnas, an aggregate of €150.0 million to the share capital of the Issuer through the exercise of 75,000,000 warrants to subscribe for Class A Shares of the Issuer at €2.00 per Class A Share (each such warrant, a “Warrant”). In connection with the Refinancing: (i) Grupo Timón contributed 18,000,000 Class A Shares and 37,500,000 Warrants to Otnas, (ii) each of the Investors acquired 18,750,000 Warrants from Grupo Timón (37,500,000 Warrants in the aggregate) at a price of €0.10 per Warrant in exchange for an unsecured, non-recourse promissory note (each such note, a “Promissory Note”) and contributed such Warrants to Otnas and (iii) Otnas exercised the 75,000,000 Warrants that it received from Grupo Timón and the Investors for 75,000,000 Class A Shares with proceeds that it received under a €150.0 million Term Facility Agreement (the

“Loan”) with Banco Santander, S.A., Caixabank, S.A., Bankia, S.A. and HSBC Bank, PLC (collectively, the “Lenders”). As security for repayment of the Loan, Otnas, Grupo Timón, an affiliate of BAH and the Reporting Person, pledged 93,000,000 Class A Shares, 6,603,489 Class A Shares, 3,599,136 ADS-As (equivalent to 14,396,544 Class A shares) and 10,174,937 Class A Shares, respectively, to the Lenders under the Loan. The Reporting Person does not, directly or indirectly, have or share voting power or investment power over the Class A Shares held by Otnas. The Reporting Person owns 8.2% of Otnas. The Board of Directors in Otnas consists of five directors, three appointed by Grupo Timón, one appointed by BAH and one appointed by the Reporting Person. All decisions made by the Board of Directors of Otnas relating to the voting of the Issuer’s Class A Shares at any general shareholders meeting of the Issuer must be adopted by a majority of the Board of Directors of Otnas. The Reporting Person disclaims beneficial ownership of any Class A Shares beneficially owned by Otnas.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) - (b) As of the date hereof, the Reporting Person beneficially owns and has power to vote or to direct the vote and power to dispose or to direct the disposition of an aggregate of 30,489,029 shares (consisting of 10,174,937 Class A Shares and 20,314,092 Class B Shares that are convertible at any time at the option of the holder into a like number of Class A Shares), representing 5.5% of all outstanding Class A Shares (based on a total of 534,650,730 Class A Shares outstanding, and assuming the conversion of the 20,314,092 Class B Shares beneficially owned by the Reporting Person, but without including any Class B Shares held by any other persons). The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

Paragraph (c) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(c) The information set forth in Item 4 of this Statement is hereby incorporated herein by reference. On November 21, 2011, the Reporting Person received a grant of 8,820 Class A Shares (with a unit price of €0.91 per share) and 5,112 Class A Shares (with a unit price of €1.58 per share) under the Issuer’s equity compensation plans.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by adding the following exhibits:

Exhibit D	Description of Warrants (incorporated by reference to the descriptions in the “Relevant Facts” contained in the Reports on Form 6-K filed by the Issuer on December 2, 2010 and December 8, 2010).

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2012	/S/ MARTIN E. FRANKLIN
Martin E. Franklin